03 JAN -9 AM 10:50

TAYLOR NELSON SOFRES

Direct tel: +44 (0) 208 967 4655
Direct fax: +44 (0) 208 967 1446
E-mail: Judith.George@tnsofres.com

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

03003181

SUPPL

7 January 2003

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed Pre-close trading update for Taylor Nelson Sofres plc.

Yours faithfully

Judith George

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Enc.

Copies: Zafar Aziz, Bank of New York (London)& Steven Kim, Bank of New York (US)

dlw 1/22

File No 82-4668

TAYLOR NELSON SOFRES PLC

For release at 07.00 **7 January 2003**

Taylor Nelson Sofres plc
Pre-close trading update

In line with current market practice, Taylor Nelson Sofres, a world leader in market information, issues the following trading update ahead of its preliminary results announcement on 10 March 2003.

In summary, reported turnover is expected to be broadly in line with market expectations. However, the steady performance seen in most continuous and syndicated services has not been sufficient entirely to outweigh the slowdown in customised activities, experienced by the market information industry as the second half progressed. This has led to organic turnover growth for the year as a whole being relatively flat. Against this background, the group has achieved margin improvement and strong cash generation.

Turnover

Continuous and syndicated services performed well, with contract renewals coming through in the normal pattern, as clients continued to recognise the value to their business of market tracking and measurement. The one exception has been media intelligence, where the group's progress has been restricted by a lack of recovery in advertising and PR, which are the drivers for market growth in this area. The market for customised information has become progressively more difficult in the second half than had been anticipated at the time of the interim results. The weakening of the US dollar has had a slightly negative effect on reported turnover, which has otherwise benefited from the successful integration of acquisitions made during the year.

Europe

The UK will report a decline in underlying activities, due to the ongoing effect of the loss of the BARB contract and further weakness in custom business towards the end of the second half. After a strong first half in France, which was driven both by election activity and the early completion of a number of major contracts, performance slowed and the year as a whole is expected to show limited improvement. The Rest of Europe has improved at a steady rate through the year.

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

Registered in England No. 912624

Americas

The US custom business has maintained good underlying growth through the year, again outperforming a relatively flat market, at a time when it has also successfully integrated two strategically important acquisitions. With media intelligence seeing some decline, the underlying performance of the region as a whole is expected to be at a similar level to 2001.

Asia Pacific

The group again achieved strong underlying improvement in this region, with a good performance from both its consumer panel and customised operations.

Operating margin

The group has continued to improve operating margin for the year. In line with strategy, there has been an ongoing increase in the proportion of the group's business represented by continuous and syndicated services and it has experienced no unusual pricing pressure on renewal of continuous research contracts. At the same time, the group has continued to improve operational effectiveness and to control its costs. The margin development associated with these factors has been held back by slower than anticipated growth and competitive pressure in both the customised market and the media intelligence sector. Margin improvement, therefore, is likely to be below the targeted 50 basis points for 2002, with further progress expected in 2003.

Cash flow/interest cover

The positive cash flow achieved in the first half of 2002 has continued through the rest of the year. As a result, the net debt position at the end of 2002 is expected to be slightly lower than at the end of the previous year. Interest cover against EBITDA has benefited accordingly and is expected to be between 7.0 and 7.5x.

Outlook

The timing and speed of any upturn in the market for custom research will be dependent on the rate of economic recovery. In the meantime, the continuous and syndicated market continues to maintain steady growth and the group's new products and services are being well received. The group, therefore, anticipates achieving further organic turnover growth in 2003.

For further information, please contact:

David Lowden, Finance Director	+44 (0)20 8967 4009
Janis Parks, Head of Investor Relations	+44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email to: Janis.Parks@tnsofres.com

Note to editors

About Taylor Nelson Sofres

Through its international network of 230 offices in more than 50 countries, Taylor Nelson Sofres provides market information services in over 100 countries to national and multi-national organisations. It is ranked as the fourth largest market information group in the world. Further information on Taylor Nelson Sofres is available from the corporate website: www.tnsofres.com.